September 17, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Pamela Long

Eric McPhee

Wilson Lee

Re:	StoneBridge Acquisition II Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed September 9, 2025

File No. 333-286983

Ladies and Gentlemen:

This letter is submitted on behalf of our client, StoneBridge Acquisition II Corporation (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”) filed with the Commission on September 9, 2025, as set forth in the Staff’s letter dated September 16, 2025 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. For reference purposes, the text of the Staff’s comment is reproduced in bold below, followed by the Company’s response to the comment.

Amendment No. 4 for Registration Statement on Form S-1

Capitalization, page 100

1.	We note that you are offering 5,000,000 Class A ordinary shares as part of your initial public offering of units for a value of $50,000,000, however, the amount reflected on your capitalization table only shows Class A ordinary shares of $45,100,000 subject to redemption. In this regard, the full value of shares subject to redemption should be reflected in accordance with ASC 480-10-S99-3A. Please revise accordingly. Your Summary Financial Data on page 41 should be similarly revised.

Response: The Company respectfully acknowledges the Staff’s comment. We advise the Staff that the disclosure in Amendment No. 4 appropriately reflects the classification of the redeemable Class A ordinary shares of the Company in accordance with ASC 480-10-S99.

www.kessepllc.com

All of the 5,000,000 ordinary shares sold as part of the units in the offering contain a redemption feature which allows for the redemption of such public shares in connection with (i) the Company’s liquidation, (ii) a shareholder vote or tender offer in connection with the Company’s initial business combination, or (iii) certain amendments to the Company’s amended and restated memorandum and articles of association.

In accordance with the Commission’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require shares subject to redemption to be classified outside of permanent equity. Given that the 5,000,000 ordinary shares sold as part of the units in the offering will be issued with other freestanding instruments (i.e., public rights), the initial carrying value of ordinary shares classified as temporary equity is determined based on allocated proceeds in accordance with ASC 470-20. As such, the Company’s presentation of $45,100,000 of Class A ordinary shares subject to redemption represents the gross proceeds, net of the fair value of the rights included in the units and offering costs allocated to the shares, consistent with the relative fair value method applied.

Furthermore, because the Company’s ordinary shares are subject to ASC 480-10-S99, if it is probable that the equity instrument will become redeemable, the Company is permitted to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument, or (ii) recognize changes in the redemption value immediately as they occur. The Company has elected to accrete changes in the redemption value over the period from issuance to the earliest redemption date (expected to be 18 months from the effective date of the Company’s Registration Statement on Form S-1, consistent with the anticipated timeframe to consummate an initial business combination) using the effective interest method.

Accordingly, the Company believes that the current disclosure, which reflects $45,100,000 as the carrying value of the Class A ordinary shares subject to redemption, is consistent with both ASC 480-10-S99 and ASC 470-20, and therefore no further revisions to the capitalization table or Summary Financial Data are necessary.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (346) 348-0239 or at (425) 802-9052. You also may contact the undersigned by email at kelvinkesse@kessepllc.com.

Yours truly,

/s/ Kelvin Kesse
Kelvin Kesse

cc:	Bhargav Marepally, Chief Executive Officer of StoneBridge Acquisition II Corporation
StoneBridge Acquisition II Corporation